BRIGHTSPRING HEALTH SERVICES, INC.

805 N. Whittington Parkway

Louisville, Kentucky 40222

January 23, 2024

VIA EDGAR TRANSMISSION

Re:	Acceleration Request for BrightSpring Health Services, Inc.
Registration Statement on Form S-1 (File No. 333-276348)

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Conlon Danberg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BrightSpring Health Services, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on January 25, 2024, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Joseph H. Kaufman (212-455-2948) of Simpson Thacher & Bartlett LLP.

cc:	Securities and Exchange Commission

Conlon Danberg

Margaret Sawicki

Kristin Lochhead

Jeanne Baker

[Signature Page Follows]

Very truly yours,

BRIGHTSPRING HEALTH SERVICES, INC.

By:	/s/ Jon Rousseau
Name: Jon Rousseau
Title: Chairman, President, and Chief Executive Officer

[Signature Page to Acceleration Request]